

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "AGWIKI, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF OCTOBER, A.D. 2018, AT 4:27 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE SUSSEX COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

5740931 8100
SR# 20186923169

Authentication: 203534431
Date: 10-02-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:27 PM 10/01/2018
FILED 04:27 PM 10/01/2018
SR 20186923169 - File Number 5740931

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF AGWIKI, INC.

AgWiki, Inc., a corporation organized and existing under the laws of the State of Delaware (the "***Corporation***"), hereby certifies as follows:

1. The name of the Corporation is AgWiki, Inc.

2. The date of the filing of the Corporation's original Certificate of Incorporation with the Secretary of State of the State of Delaware was May 1, 2015. The date of the filing of the Corporation's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware was April 12, 2016.

3. This Second Amended and Restated Certificate of Incorporation (the "***Second Amended and Restated Certificate***") has been duly adopted by the Corporation's Board of Directors by unanimous written consent in lieu of a meeting thereof in accordance with the provisions of Section 242 and 245 of the Delaware General Corporation Law (the "***DGCL***") and was approved by written consent of the holders of the requisite number of shares of capital stock of the Corporation in accordance with Section 228 of the DGCL.

4. The text of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

5. This Second Amended and Restated Certificate shall become effective immediately upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on October 1, 2018.

AGWIKI, INC.

By: John LaRose Jr.
John LaRose, Jr., President

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF AGWIKI, INC.

1.   The name of this corporation is AgWiki, Inc. (the "*Corporation*").

2.   The address of the registered office of the Corporation in the State of Delaware is 16192 Coastal Highway, Lewes, Sussex County, Delaware 19958. The name of its registered agent at such address is Harvard Business Services, Inc.

3.   The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (the "*DGCL*").

4.   The total number of shares of all classes of stock which the Corporation shall have authority to issue is 1,000,000,000 shares of Common Stock, par value $0.000001 per share ("*Common Stock*"). 900,000,000 of the authorized shares of Common Stock are hereby designated "Class A Common Stock" (the "*Class A Common Stock*"), and 100,000,000 of the authorized shares of Common Stock are hereby designated "Class B Common Stock" (the "*Class B Common Stock*").

The holders of Class A Common Stock are entitled to one (1) vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Class B Common Stock are entitled to ten (10) votes for each share of Class B Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

5.   Effective upon the filing of this Second Amended and Restated Certificate of Incorporation (the "*Certificate of Incorporation*"), without any action on the part of any holder thereof, each issued and outstanding share of (a) the Company's Class A Common Stock shall be automatically split and converted into 10 shares of Class A Common Stock; and (b) the Company's Class B Common Stock shall be automatically split and converted into 10 shares of Class B Common Stock.

6.   Unless and except to the extent that the bylaws of the Corporation (the "*Bylaws*") shall so require, the election of directors of the Corporation need not be by written ballot.

7.   To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or to its stockholders for monetary damages for any breach of fiduciary duty as a director. No amendment to, modification of or repeal of this Section 8 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

8.   The Corporation shall indemnify, advance expenses, and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (a "*Covered Person*") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "*Proceeding*"), by reason of the fact that he or she, or a person for whom he or she is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Covered Person. Notwithstanding the preceding sentence, except for claims for indemnification (following the final disposition of such Proceeding) or advancement of expenses not paid in full, the Corporation shall

be required to indemnify a Covered Person in connection with a Proceeding (or part thereof) commenced by such Covered Person only if the commencement of such Proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Board of Directors of the Corporation. Any amendment, repeal or modification of this Section 8 shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

9.   In furtherance of, and not in limitation of, the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws or adopt new Bylaws without any action on the part of the stockholders; provided that any Bylaw adopted or amended by the board of directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

10.   The Corporation shall have the right, subject to any express provisions or restrictions contained in the Certificate of Incorporation or the Bylaws, from time to time, to amend the Certificate of Incorporation or any provision thereof in any manner now or hereafter provided by law, and all rights and powers of any kind conferred upon a director or stockholder of the Corporation by the Certificate of Incorporation or any amendment thereof are conferred subject to such right.